Lauren B. Prevost
404-504-7744
lprevost@mmmlaw.com
www.mmmlaw.com
October 22, 2010
VIA EDGAR
Mr. Duc Dang
Securities and Exchange Commission
Division of Corporation Finance
100 F Street Northeast, Mail Stop 3010
Washington, DC 20549-6010

Re:	Cole Corporate Income Trust, Inc.
(f/k/a Cole Corporate Income REIT, Inc. and Cole Credit Office/Industrial Trust, Inc.)
Amendment No. 1 to Registration Statement on Form S-11
Filed August 30, 2010
File No. 333-166447
Dear Mr. Dang:
     On behalf of Cole Corporate Income Trust, Inc. (f/k/a Cole Corporate Income REIT, Inc. and Cole Credit Office/Industrial Trust, Inc.) (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2010 (Registration No. 333-166447) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
     The Company’s responses to comments of the Staff set forth in the Commission’s letter dated September 29, 2010, are provided below. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus portion of the Amendment (the “Prospectus”).
     The Company responds to the Commission’s comments and requests as follows:
General
1.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.
     Response: The Company has updated its financial statements in accordance with Rule 3-12 of Regulation S-X.

Phone: 404.233.7000   |   www.mmmlaw.com
1600 Atlanta Financial Center   |   3343 Peachtree Road, NE   |   Atlanta, Georgia 30326
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Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
October 22, 2010

Cover Page
2.	Please disclose whether purchases of shares by affiliates will count toward the minimum offering amount.
     Response: The cover page of the Prospectus has been revised to disclose that shares purchased by the Company’s advisor or its affiliates will not be counted in calculating the minimum offering.
3.	We note your response to comment 6 of our letter dated May 28, 2010. Please note that in limiting this page to one page, the font size should be at least 10-point modern type. Please refer to Rule 420 of Regulation C.
     Response: The Company notes the legibility requirements of Rule 420 of Regulation C and has revised the cover page of the Prospectus accordingly.
Questions and Answers about this Offering, page 1
4.	We note your response to comment 14 of our letter dated May 28, 2010. In response to our comment you have eliminated some of repetitious disclosure between the Q&A and summary section. However, we note that these sections still contain some repetition. We therefore reissue our comment. We note, for example only, your disclosure regarding your sponsor’s experience and your description of “mission critical” corporate properties. Please refer to note 4 of Rule 421(b) of Regulation C.
     Response: In response to the Staff’s comment, the Company has revised the sections of the Prospectus captioned “Questions and Answers About This Offering” and “Prospectus Summary” to eliminate repetition between the two sections.
What is your investment strategy...?, page 1
5.	Please explain what you mean by the phrase: “where our sponsor assembled portfolios that have served as the landlord of where America shops.”
     Response: The Company has revised the question and answer captioned “What is your investment strategy, and what types of properties do you intend to acquire?” appearing on page 1 of the Prospectus to eliminate the statement referenced in the Staff’s comment.
What is the experience of your sponsor and your advisor, page 3
6.	Please revise to clarify how your disclosure of your advisor’s experience in acquiring, structuring, developing and selling mission critical corporate properties is consistent with your sponsor’s experience of primarily acquiring and managing retail properties.
     Response: The Company has revised the question and answer captioned “What is the experience of your sponsor and your advisor?” appearing on page 2 of the Prospectus to explain that the

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
October 22, 2010

Company’s sponsor has historically utilized the same investment strategy of focusing on single-tenant commercial properties subject to long-term net leases with creditworthy tenants, to acquire both retail and corporate properties.
How is an investment in shares of your common stock different from investing in shares of a listed REIT, page 3
7.	You specifically refer to yourself as a “direct investment in real estate.” It is not clear why a listed REIT that also invests in commercial properties would not be considered a “direct investment in real estate.” Please clarify. Also, your revised disclosure implies that an investment in you does not correlate with the stock market and has less volatility. Please revise to clarify that the reduced correlation and volatility are also due to a lack of liquidity and a trading market.
     Response: The Company has revised the question and answer captioned “How is an investment in shares of your common stock different from investing in shares of a listed REIT?” beginning on page 3 of the Prospectus to explain why the Company believes that an investment in the Company’s shares is more akin to a direct investment in real estate than an investment in a listed REIT. The revised disclosure explains that the Company is relying on historical industry benchmarks for correlation and volatility trends, which compare direct investments in real estate and investments in listed REITs. The Company also has added disclosure in this section to discuss some of the differences between a direct investment in real estate and an investment in a non-traded REIT.
8.	Please revise to explain your implication that your independent directors’ valuations are more accurate than market valuations. Further, provide balance by disclosing when the directors’ valuations would commence.
     Response: The Company has removed the sentence referenced in the Staff’s comment in light of the unintended implication noted by the Staff.
Do you expect to acquire properties in transactions with affiliates of your advisor, page 4
9.	We note the revised disclosure that you would pay cost, including acquisition expenses, in related party acquisitions. Please revise to clarify if “acquisition expenses” would include acquisition fees payable to your sponsor/advisor in an acquisition by the affiliate. If so, please clarify if you would also pay additional acquisition fees to your advisor.
     Response: The Company has revised the question and answer captioned “Do you expect to acquire properties in transactions with affiliates of your advisor?” appearing on page 4 of the Prospectus to clarify that acquisition fees and expenses will be paid in respect of such transactions, however in no event will the Company’s advisor or any of its affiliates be paid more than one acquisition fee in connection with any such transaction.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
October 22, 2010

Risk Factors, page 18
10.	We note your response to comment 23 and reissue our comment. Because you are a blind pool, this section currently contains many risk factors that are speculative and somewhat broad in nature. As such, it is not clear how the suggested risk factor does not present a risk that would affect your business. Further it would appear that higher vacancy rates would increase the cost of properties with stable in-place leases.
     Response: The Company has included a risk factor captioned “Challenging economic conditions could adversely affect vacancy rates, which could have an adverse impact on our ability to make distributions and the value of an investment in our shares” beginning on page 33 of the Prospectus in response to the Staff’s comment.
11.	We note your response to comment 36 of our letter dated May 28, 2010. Please add a risk factor to disclose the risks associated with paying advisory fees and acquisition fees regardless of the quality or performance of properties acquired.
     Response: The Company has included a risk factor captioned “Our advisor’s fee structure is principally based on the cost or book value of investments and not on performance, which could result in our advisor taking actions that are not necessarily in the long-term best interests of our stockholders” on page 24 of the Prospectus in response to the Staff’s comment.
12.	We note your response to comment 37 of our letter dated May 28, 2010. Please add a risk factor to disclose the risks associated with basing the acquisition and advisory fees on the costs of the properties.
     Response: The Company has included a risk factor captioned “Our advisor’s fee structure is principally based on the cost or book value of investments and not on performance, which could result in our advisor taking actions that are not necessarily in the long-term best interests of our stockholders” on page 24 of the Prospectus in response to the Staff’s comment.
The Advisor, page 58
13.	Please revise to provide a brief discussion of the operating history of your advisor.
     Response: The Company has revised the section captioned “Management — The Advisor” beginning on page 59 of the Prospectus to disclose that the Company’s advisor was formed solely for the purpose of managing the Company and has no prior operating history. The Company has further revised such section to add disclosure of a general nature regarding the experience of each member of the Company’s advisor’s real estate management team in acquiring, structuring, developing and selling single-tenant commercial properties.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
October 22, 2010

14.	We note your disclosure regarding Mr. Micera’s experience at First Industrial Realty Trust, Inc. Please clarify whether he made the investment decisions on behalf of the wealth management division of UBS Financial Services, Inc. and Kuwait Finance House K.S.C. If he did not have autonomy in making decisions on behalf of these entities, please clearly state this.
     Response: The Company has added disclosure to Mr. Micera’s biographical information appearing on page 62 of the Prospectus to note that Mr. Micera did not have autonomy in making investment decisions on behalf of the co-investment programs.
Management Compensation, page 62
15.	We note, in section 8.6 of your Articles of Amendment and Restatement, that you may pay your advisor sales commissions. Please expand your disclosure in this section and in the summary section to address this potential payment.
     Response: The Company has corrected its form of Articles of Amendment and Restatement to remove the disposition fee referenced in the Staff’s comment, as the Company does not intend to pay the advisor any such fee.
16.	We note your response to comment 32 and the revised disclosure, including the reference to pages 60 and 61. Please revise to clarify whether your advisor is currently capable of fulfilling all of its duties and obligations owed to you. In this section, please revise to clarify how third parties employed to carry out the advisor’s duties will be compensated.
     Response: The Company has revised the section captioned “Management — The Advisory Agreement” beginning on page 62 of the Prospectus to disclose that the Company believes that the advisor currently has sufficient staff and experience so as to be capable of fulfilling the duties set forth in the advisory agreement, and to clarify that, in the event that the advisor engages a third party to perform services that the Company has engaged the advisor to perform pursuant to the advisory agreement, such third parties will be compensated by the advisor out of its advisory fee.
17.	We note your response to comment 34 of our letter dated May 28, 2010. Please clarify whether impairment charges will be factored in once your board of directors begins to determine the estimated per share value of your common stock. Additionally, please clarify, in footnote 6, the situations in which an asset’s book value will not equal its cost.
     Response: The Company’s board of directors will consider the value of the Company’s portfolio when it determines the estimated per share value of the Company’s common stock. Impairment charges will affect the book value of an asset at the time the impairment loss is recognized and the value of the asset is reduced to its fair market value. Because any impairment charges will affect the value of the assets that comprise the Company’s portfolio, impairment charges will be factored into the Company’s board of directors’ estimated per share value determination, as set forth on page 119 of the Prospectus. The Company has revised footnote 6 to the Management Compensation table appearing on page 68 of the Prospectus in response to the Staff’s comment.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
October 22, 2010

18.	On page 66, you refer to an “8% annual cumulative, non-compounded return.” However, in section 8.7 of your Articles of Amendment and Restatement, it states that you may pay an incentive fee of 15% of the remaining net proceeds providing investors have received “an amount equal to 100% of the Invested Capital, plus an amount equal to six percent of the Invested Capital per annum cumulative.” Please tell us how the noted statements are consistent.
     Response: The Company has corrected its form of Articles of Amendment and Restatement to conform the preferred return to investors to 8% as disclosed in the Prospectus.
19.	We note your response to comment 35 of our letter dated May 28, 2010. Please revise your disclosure of operating expenses to clarify that you will not reimburse your advisor for the salaries and benefits of your named executive officers.
     Response: The Company has revised the disclosure in footnote 7 to the Management Compensation table appearing on page 68, and elsewhere in the Prospectus, to clarify that the Company will not reimburse its advisor for the salaries and benefits paid to the Company’s executive officers.
Conflicts of Interest, page 71
20.	Please explain how the approval process regarding the agreement and compensation arrangements with your advisor will be “impacted by the fact that [your] stockholders invested with the understanding and expectation that an affiliate of Cole Real Estate investments would act as [your] advisor.”
     Response: The Company has revised the disclosure under the caption “Conflicts of Interest” beginning on page 72 of the Prospectus to clarify that the Company’s board of directors’ approval of the engagement of CCI Advisors, the fees payable to CCI Advisors in connection with the services provided to the Company and any subsequent decision to continue such engagement may be adversely impacted by the fact that the Company’s board of directors will recognize that stockholders invested in the Company with the understanding and expectation that an affiliate of the Company’s sponsor will act as its advisor.
Other Activities of CCI Advisors and its Affiliates, page 72
21.	We note your response to comment 38 and the revised disclosure that you may acquire properties and borrow funds from affiliates of your advisor. We also note your disclosure that your board of directors is expected to adopt a policy to prohibit acquisitions and loans from or to affiliates of your advisors. Please reconcile this disclosure. Please make similar revisions to your disclosure on pages 4 and 25 and elsewhere as appropriate.
     Response: The Company has revised the disclosure under the caption “Conflicts of Interest — Transactions with Our Advisor and its Affiliates” beginning on page 74, and elsewhere in the Prospectus, to disclose the anticipated policy of the Company’s board of directors to limit acquisitions and borrowings from affiliates of the Company’s advisor to certain types of transactions, and the required board approvals attendant to such transactions.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
October 22, 2010

Certain Conflict Resolution Procedures, page 74
22.	We note your response to comment 39 of our letter dated May 28, 2010. Please revise your disclosure to clarify that you have not established a policy regarding how you will determine the sale price for a property you would sell to an affiliated entity. Please add a risk factor to address risks associated with this.
     Response: The Company has revised the disclosure under the caption “Conflicts of Interest — Certain Conflict Resolution Procedures” beginning on page 76 of the Prospectus to clarify that although the Company has not established a policy that specifically addresses how the Company will determine the sale price for a property that it sells to an affiliated entity, the Company has a policy that governs all transactions with affiliated entities (as disclosed in the last bullet on page 77 of the Prospectus), pursuant to which the Company will not sell or lease a property to an affiliated entity unless a majority of its directors, including a majority of its independent directors, not otherwise interested in the sale or lease transaction, determines that such sale or lease transaction is fair and reasonable to the Company and on terms and conditions not less favorable to the Company than those available from unaffiliated third parties. In addition, the Company has revised the risk factor captioned “Our charter permits us to acquire assets and borrow funds from affiliates of our advisor and sell or lease our assets to affiliates of our advisor and any such transaction could result in conflicts of interest” appearing on page 26 of the Prospectus to include this disclosure.
Investment Objectives and Policies, page 76
23.	We note your disclosure that your sponsor has developed a disciplined investment approach over the last 30 years. Please revise to specify your sponsor’s real estate experience over the last 30 years.
     Response: The Company has revised the disclosure under the caption “Investment Objectives and Policies — Our Competitive Strengths” beginning on page 78 of the Prospectus as requested by the Staff.
Other Possible Investments, page 80
24.	We note your response to comment 42 of our letter dated May 28, 2010. Please clearly state that there are no limits on the amount that you may invest in real estate related securities.
     Response: The Company has revised the disclosure under the caption “Investment Objectives and Policies — Acquisition and Investment Policies — Other Possible Investments” appearing on page 82 of the Prospectus to state that investments in real estate related securities may be made to the extent that such investments do not cause the Company to lose its REIT status or cause the Company to meet the definition of an investment company under the Investment Company Act of 1940, as amended.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
October 22, 2010

Management’s Discussion and Analysis...page 92
25.	We note your response to comment 44 of our letter dated May 28, 2010. Please explain the difference between triple net and double net leases and the expenses passed on to the tenants in each of these types of leases.
     Response: The Company has added disclosure under the caption “Investment Objectives and Policies — Description of Leases” beginning on page 81 of the Prospectus to explain the difference between triple net and double net leases.
Prior Performance Summary, page 96
26.	We note your response to comment 47 of our letter dated May 28, 2010. It does not appear that you have disaggregated the public and private programs’ disclosure. We reissue our comment. For example only, we note your disclosure on page 98 that references all of the prior real estate programs. Please refer to Item 8.A.1 of Industry Guide 5.
     Response: The Company has revised the section captioned “Prior Performance Summary” beginning on page 100 of the Prospectus to disaggregate the public and private programs’ disclosure.
Valuation Policy, page 110
27.	We note your response to comment 47 of our letter dated May 28, 2010. Please revise your disclosure to clearly state that the estimated value of your shares will not necessarily be equivalent to the Company’s net asset value.
     Response: The Company has revised the disclosure under the caption “Description of Shares — Valuation Policy” beginning on page 118 of the Prospectus as requested by the Staff.
Federal Income Tax Considerations, page 119
Opinion of Counsel, page 119
28.	We note that counsel has stated, in exhibit 8.1, that the disclosure in this section constitutes its opinion. Please revise your disclosure to clarify this. Towards the bottom of page 119, we note your belief that you “will be organized and will operate in such a manner to qualify for taxation as a REIT...” The noted belief should also be the opinion of counsel. Please have counsel provide such opinion.
     Response: The Company has revised the disclosure under the caption “Federal Income Tax Considerations — Taxation of the Company” beginning on page 128 of the Prospectus to reflect that the statement referenced in the Staff’s comment will be the opinion of counsel.

Morris, Manning & Martin, LLP
Mr. Duc Dang
Securities and Exchange Commission
October 22, 2010

Plan of Distribution, page 141
Shares Purchased by Affiliates, page 143
29.	We note your response to comment 56 of our letter dated May 28, 2010. Please revise your disclosure in this section to discuss the restrictions applicable to shares held by Cole Holdings Corporation. Additionally, please disclose that shares purchased by your affiliates will not be subject to a lock-up agreement.
     Response: The Company has revised the disclosure under the caption “Plan of Distribution — Shares Purchased by Affiliates” beginning on page 152 of the Prospectus as requested by the Staff.

     Please let us know if you have any additional questions or concerns at your earliest convenience by contacting the undersigned at (404) 504-7744 or Heath D. Linsky at (404) 504-7691.
Best regards,
MORRIS, MANNING & MARTIN, LLP
/s/ Lauren B. Prevost
Lauren B. Prevost
Enclosure

cc:	Richard R. Lavin, Esq. Heath D. Linsky, Esq.